

07005103


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53419

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westrock Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue 9TH Floor
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg Martino (212) 922-1995
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rossello, Joseph A.
(Name – if individual, state last, first, middle name)

280 Route 109, Suite 4 (Address) Farmingdale, (City) NY (State) 11735 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG MARTINO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of WESTROCK ADVISORS, INC. as of December 31, 2006 are true and correct. I further swear (or affirm) that niether the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on this 22nd day of February 2007.

Signature

PRESIDENT

Title

Notary Public

Michelle Vales
Notary Public State of New York
No. 01VA6113490
Qualified in Kings County
Commission Expires August 2, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Reequirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.7a-5Z(e)(3)*


SEC MAIL PROCESSING
RECEIVED
MAR 0 . 2007
WASH, D.C.
210
SECTION

WESTROCK ADVISORS, INC.
(A Wholly owned Subsidiary of Westrock Group, Inc)

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2006

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: WESTROCK ADVISORS, INC.

Address: 230 Park Avenue, 9th Floor
New York, NY 10169

Telephone: (212) 922-1995

SEC Registration Number: 8-53419

NASD Registration Number:

(ii) Accounting Firm JR Financial Services, Inc.

Name: Joseph A. Rossello

Address: 280 Route 109, Suite 4
Farmingdale, NY 11735

Telephone: (516) 470-1545

Accountant's State Registration Number: NY 076321

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
December	31,	2006

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2006*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: 

Name: Greg Martino

(By Firm's FINOP or President)

Title: President Date:

WESTROCK ADVISORS, INC.

CONTENTS

J.R. Financial Services, Inc.

Joseph Rossello, CPA

280 Route 109, Suite 4
Farmingdale, NY 11735
PHONE (516) 470-1545
Fax (516) 470-1547

Board of Directors
Westrock Advisors, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Westrock Advisors, Inc. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An also audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Westrock Advisors, Inc. as of December 31, 2006, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The reconciliation between the audited and unaudited statements of financial condition on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



JR Financial Services, Inc.

Farmingdale, New York
February 18, 2007

BALANCE SHEET

WESTROCK ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

	Allowable	Non – Allowable	Total
Cash and cash equivalents	$ 400,429	$ -0-	$ 400,429
Due from clearing broker	304,326	-0-	304,326
Investments	1,802,817	435,104	2,237,921
Furniture and fixtures (net of Accumulated depreciation of $132,300)	-0-	42,136	42,136
Other assets and advances	-0-	855,854	855,854
Total Assets	$2,507,572	$1,333,094	$3,840,666

LIABILITIES AND STOCKHOLDERS' EQUITY

	Allowable	Non – Allowable	Total
Bank loans payable	$ 12,855	$ -0-	$ 12,855
Short securities	-0-	1,685	1,685
Accounts payable and accrued expenses	1,013,637	-0-	1,013,637
Total Liabilities	$1,026,492	$ 1,685	$1,028,177
Stockholders' Equity			
Common stock-voting 2,500,000 shares authorized 1,306,812 share issued and outstanding			450
Paid-in capital			3,823,945
Accumulated Deficit			(955,354)
			2,869,041
Less: treasury stock			(56,552)
Total Stockholders' Equity			2,812,489
Total Liabilities and Stockholders' Equity			$ 3,840,666

The accompanying notes are an integral parts of these statements.

WESTROCK ADVISORS, INC.
COMPUTATION OF NET CAPITAL UNDER
S.E.C. RULE 15c3-1
AT DECEMBER 31, 2006

Credit factors:		
Capital stock		$ 450
Paid-in capital		3,823,945
Treasury stock		(56,552)
Accumulated deficit		(955,354)
Total Credit Factors		2,812,489
Debit factors:		
Investments	435,104	
Fixed assets	42,136	
Other assets & advances	855,854	
Total Debit Factors		1,333,094
Net Capital Before Haircuts and Options		1,479,395
Less: Undue concentration		18,618
Haircuts		117,636
		136,254
Net Capital		1,343,141
Less: Minimum net capital requirements (Rule 15c3-1)		68,436
Excess Net Capital		$ 1,274,705

Capital Ratio:

Aggregate Indebtedness	$ 1,026,492	=	.76 To 1
Net Capital	1,343,141		

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Income:	
Commission income	$ 16612,351
Dividend & Interest Income	403,031
Other Income	518,258
Income From Operations	17,533,640
Expenses:	
Advertising	24,230
Auto expense	66,102
Bank charges	58,021
Claim settlements	161,250
Clearing & execution	921,104
Cold callers	161,109
Commissions	10,217,972
Depreciation & amortization	7,965
Dues and subscriptions	289,269
Employee benefits	291,654
Insurance	39,662
Interest expense	9,004
Legal & Professional	502,372
Office & sundry expense	425,150
Officer's salary	595,897
Office Salaries	664,233
Outside services	519,201
Payroll taxes	207,889
Postage & delivery	109,905
Rent	998,205
Telephone & Utilities	201,368
Travel & Entertainment	375,542
Total Operating Expenses	16,847,104
Net Income Before Provision For Taxes	686,536
Provision for Income Taxes	(156,440)
Net Income	$ 530,096

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2006

	Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance – 1/1/2006	$ 450	($ 56,552)	$ 3,756,445	($1,485,450)	$ 2,214,893
Additional capital	-0-		67,500		67,500
Net Income	-0-	-0-	-0-	530,096	530,096
	450	(56,552)	3,823,945	(955,354)	2,812,489
Less: Distributions	-0-	-0-	-0-	-0-	-0-
Balance – 12/31/2006	$ 450	($ 56,552)	$3,823,945	($ 955,354)	$ 2,812,489

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

NONE

The accompanying notes are an integral part of these statements.

WESTROCK ADVISORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2006.

See the accompanying Independent Auditor's Report.

WESTROCK ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net Income	$ 530,096
Adjustments To Reconcile Net Income to Net Provided By Operating Activities:	
Depreciation	7,965
Changes in assets (increase) decrease:	
Accounts receivable	678,460
Investments	(1,774,932)
Prepaid expenses	223,494
Changes in liabilities increase (decrease):	
Accounts payable	561,837
Short securities	(5,676)
Total Adjustments	(308,852)
Net Cash Provided By Operating Activities	221,244
Cash Flows From Investing Activities:	
Capital contribution	67,500
	67,500
Cash Flows from Financing Activities:	
Decrease in long-term debt	(55,246)
Purchase on fixed assets	(16,000)
	(71,246)
Net Increase in Cash	217,498
Cash, Beginning of Year	182,931
Cash, End of Year	$ 400,429
Supplementary Cash Flow Disclosures	
Investment interest expense	$ 9,004
Taxes paid	$ 288

See accompanying notes to financial statements.

WESTROCK ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 1 - **Summary of Significant Accounting Policies**

Business Activity

Westrock Advisors, Inc. conducts business as a broker-dealer in securities and is registered with the Securities and Exchange Commission (SEC) pursuant to Rule 15c 3-3 (k) (2) (b) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

Westrock Advisors, Inc. is a wholly owned subsidiary of Westrock Group, Inc.

Basis of Accounting

The Company reports its activity on the accrual basis of accounting. Under this method customers security transactions are recorded on the settlement date with related commission income and expenses recorded on the trade date. Security transactions of the Company are recorded on the trade date basis. Expenses are recorded when incurred.

Market (Fair) Value

Marketable securities are valued at their current market value. Securities not readily marketable are valued at their fair value as determined by the Board of Directors. The resulting difference between cost and market (fair value) is included in income in the period incurred.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Use of Estimates

The Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

WESTROCK ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 2 - **Capital Stock**

The Company is authorized to issue 2.5 million shares of common stock with a par value of $.01 per share. As of December 31, 2006 there were 1,306,812 shares issued and outstanding.

Note 3 - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 – 1). At December 31, 2006, the Company had net capital of $1,343,141, which was $1,274,705 in excess of its required net capital of $68,436. The capital ratio was .76 To 1.

Note 4 - **Income Taxes**

Effective January 1, 2006, the Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" which requires that the Company follow the liability method of accounting for income taxes.

Note 5 - **Commitment**

The Company leases its office facilities under a non-cancelable operating lease requiring minimum rentals as follows:

Years Ending Decemner 31:

2007	$ 1,202,136
2008	1,262,244
2009	1,325,352
2010	1,391,628
2011	1,461,204
	$ 6,642,564

WESTROCK ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
(SEE INDEPENDENT AUDITOR'S REPORT)

Note 5 - Commitments, (cont'd).

In addition, the lease provides for escalation clauses for increases in real estate taxes, building maintenance and electric usage.

Rent expense charged to operations for the year ended December 31, 2006 amounted to $586,857.

Note 6 - Contingencies

In the normal course of business, the Company may be a party to various litigation and regulatory matters. As of December 31, 2006 there were no legal proceeding pending against the Company.

WESTROCK ADVISORS, INC.
NET CAPITAL COMPUTATION RECONCILIATION
AT DECEMBER 31, 2006

NET CAPITAL PER FOCUS REPORT	$ 1,343,142
Deduct: Rounding	(1)
NET CAPITAL PER NET CAPITAL COMPUTATION	$ 1,343,141

SUPPLEMENTARY INFORMATION

J.R. Financial Services, Inc.

Joseph Rossello, CPA

280 Route 109, Suite 4
Farmingdale, NY 11735
PHONE (516) 470-1545
Fax (516) 470-1547

Independent auditor's report on internal control required by SEC Rule 17a-5

Board of Directors
Westrock Advisors, Inc.
New York, NY

In planning and performing our audit of the financial statements of Westrock Advisors, Inc. as of the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, as a basis for designing our audit procedures, for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets, for which the Company has responsibility, are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Westrock Advisors, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.



Joseph A Rossello
JR Financial Services, Inc.
Farmingdale, NY
February 18, 2006

END